Final Ammendment
 Name of issuer:  Sierra Pacific Resources
 Class of securities:  Common
 CUSIP Number:   826425100

 Person authorized to receive communications:

                   Mr. Steven C. Kleinman
                   George Weiss Associates, Hartford, CT 06103
                   (860) 247-2018

 Date of event requiring filing:  August 7, 1997

 This is a final ammendment as beneficial ownership is below 5%.
 See accession number 0000813005-96-000010 for prior filing.

 Schedule 13D
 -------------------------------------------------------------------------------
 Reporting person:
                                                         GWA,Inc.
                   George Weiss             Weiss Quali- Profit
                   and Company  Weiss Total fied Income  Sharing Plan
                   LLC          Return L.P. Fund III     Trust 12/1/78
                   06-1457118   06-1179675  06-1189897   06-0995549

 Member of group        yes          yes         yes           yes

 Source of funds:        WC          WC           WC           WC

 Location:          Connecticut  Connecticut Connecticut   Connecticut

 Cumulative shares owned at 8/07/97 with:
 Sole voting power    529,600                                44,800

 Shared voting power               203,300     634,600

 Sole dispositive     529,600                                44,800

 Shared dispositive                203,300     634,600

 Total owned          529,600      203,300     634,600       44,800

 % class owned         1.72%        .66%        2.06%         .15%

 Reporting entity        BD          PN           PN           EP

 Schedule 13D (page 2)
 -------------------------------------------------------------------------------
 Reporting person:

                                Weiss Total
                                Return      IOU Limited
                                L.P. II     Partnership
                                06-1458824  06-1358011

 Member of group                     yes         yes

 Source of funds:                    WC           WC

 Location:                       Connecticut Connecticut

 Cumulative shares owned at 8/07/97 with:
 Sole voting power

 Shared voting power               85,100       14,700

 Sole dispositive

 Shared dispositive                85,100       14,700

 Total owned                       85,100       14,700

 % class owned                      .28%         .05%

 Reporting entity                    PN           PN

 Information Section (Changes and additions from prior filing only)
 -------------------------------------------------------------------------------
 Item 1. Security and issuer (no change from prior filing)

 Item 2. Identity and Background (additional information)

    Name                                    Principal Business

    George Weiss and Company, LLC           Securities broker dealer
    IOU Limited Partnership                 Investment company

    George A. Weiss                         Manager of securities broker dealer,
                                            and general partner of investment
                                            company

       The above entities were organized in Connecticut and are located at One State Street, Hartford, CT 06103. None of the persons associated with the above entities have been convicted in a criminal proceeding, nor have been party to a civil proceeding concerning securities laws.

 Item 3. Source and Amount of Funds or Other Considerations (no change from prior filing)

 Item 4. Purpose of Transaction (no change from prior filing)

 Item 5. Interest in Securities of the Issuer (all share and percent information is cumulative as of 8/07/97 for a) and b) )

 a)                                          Common Stock                Percent
    Entity                                   Owned in the                of out-
                                                Aggregate               standing
   George Weiss and Company, LLC                  529,600                  1.72%
   Weiss Total Return Limited Partnership         203,300                   .66%
   Weiss Qualified Income Fund III                634,600                  2.06%
   George Weiss Associates, Inc. Profit            44,800                   .15%
       Sharing Plan Trust Dated 12/1/78
   Weiss Total Return Limited Partnership II       85,100                   .28%
   IOU Limited Partnership                         14,700                   .05%

 b)                                           Sole voting          Shared voting
                                             & depositive           & depositive
    Entity                                          power                  power

   George Weiss and Company, LLC               529,600                    none
   Weiss Total Return Limited Partnership        none                    203,300
   Weiss Qualified Income Fund III               none                    634,600
   George Weiss Associates, Inc. Profit         44,800                    none
       Sharing Plan Trust Dated 12/1/78
   Weiss Total Return Limited Partnership II     none                     85,100
   IOU Limited Partnership                       none                     14,700

 c)
    George Weiss and Company, LLC
       07/16/97    Sold          44,200     shares   @    32.875       per share
       07/18/97    Bought         2,200     shares   @    32.0625      per share
       07/23/97    Sold          18,800     shares   @    32           per share
       07/24/97    Sold          70,300     shares   @    32.125       per share
       07/29/97    Bought         6,500     shares   @    32           per share
       08/04/97    Sold           4,400     shares   @    31.9698      per share

    Weiss Total Return Limited Partnership
       07/16/97    Sold          10,600     shares   @    32.875       per share
       07/23/97    Sold           4,500     shares   @    32           per share
       07/24/97    Sold          17,000     shares   @    32.125       per share
       08/04/97    Sold           1,300     shares   @    31.9698      per share

    George Weiss Associates, Inc. Profit Sharing Plan, Dated 12/01/78
       06/10/97    Bought         2,300     shares   @    29.5         per share
       06/30/97    Bought         5,400     shares   @    32           per share
       07/03/97    Bought        15,300     shares   @    31.75        per share
       07/16/97    Bought         3,100     shares   @    32.4688      per share
       07/29/97    Bought        34,900     shares   @    31.3125      per share
       07/29/97    Bought         6,300     shares   @    32.0625      per share
       07/30/97    Bought         3,900     shares   @    32.125       per share
       08/01/97    Sold           2,200     shares   @    31.8438      per share
       08/04/97    Sold           5,600     shares   @    31.9698      per share
       08/04/97    Sold           3,800     shares   @    31.875       per share
       08/07/97    Sold          26,800     shares   @    31.9375      per share

    Weiss Total Return Limited Partnership II
       07/16/97    Sold           6,600     shares   @    32.875       per share
       07/23/97    Sold           2,800     shares   @    32           per share
       07/24/97    Sold          10,600     shares   @    32.125       per share
       08/04/97    Sold           1,000     shares   @    31.9698      per share

    IOU Limited Partnership
       06/10/97    Bought           700     shares   @    29.5         per share
       06/30/97    Bought         1,000     shares   @    31.4375      per share
       06/30/97    Bought         1,600     shares   @    32           per share
       07/03/97    Bought         4,700     shares   @    31.75        per share
       07/16/97    Bought           900     shares   @    32.4688      per share
       07/29/97    Bought        10,600     shares   @    31.3125      per share
       07/30/97    Bought         1,200     shares   @    32.125       per share
       08/01/97    Sold             700     shares   @    31.8438      per share
       08/04/97    Sold           1,700     shares   @    31.9698      per share
       08/04/97    Sold           1,200     shares   @    31.875       per share
       08/07/97    Sold           8,200     shares   @    31.9375      per share

       All above transactions were effected through established securities exchanges.

 d)    (no change from prior filing)

 e) The reporting entities ceased to be beneficial owners of five percent of this class of securities on August 7, 1997.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. (additional information)

       No such conditions exist with respect to the securities of the issuer. Weiss Asset Management L.P. is the investment advisor to IOU Limited Partnership. The investment company may defer its shareholder rights to the advisor. The general partner in the investment company is also a general partner in the investment advisor.

 Signature:
       George Weiss and Company, LLC

       Manager                  George A. Weiss

       Weiss Total Return Limited Partnership
       Weiss Qualified Income Fund III
       Weiss Total Return Limited Partnership II
       IOU Limited Partnership
       Weiss Asset Management Limited Partnership

       General Partner          George A. Weiss

       George Weiss Associates, Inc. Profit
             Sharing Plan Trust Dated 12/1/78

       Trustee                  George A. Weiss
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